September 9, 2011

The Board of Directors of China Energy Corporation
No. 57 Xinhua East Street
Hohhot, Inner Mongolia
People’s Republic of China

Gentlemen:

I have reviewed the statements in the Current Report on Form 8-K filed China Energy Corporation (the “Company”) on September 9 with respect to my resignation from the Board of Directors of the Company, and I have no disagreements with them.
Sincerely,

/s/ Brock Silvers Brock Silvers